                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         RIBOZYME PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   76256710-5
                      (CUSIP Number of Class of Securities)

                                 Thomas A. Mann
                              4920 Commerce Parkway
                         Warrensville Heights, OH 44128

                                 with a copy to:

                             Warren Goldenberg, Esq.
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                NOVEMBER 4, 1996
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7. )

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this fore with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 17 Pages
                            Exhibit Index on Page 16

CUSIP No. 76256710-5

------------------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         THOMAS A. MANN -- SSN####-##-####

------------------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                          (a)    [X]
                                                                                                                          (b)    [ ]

------------------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

------------------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                389,614
OWNED BY EACH
REPORTING PERSON                   -------------------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-

                                   -------------------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            389,614

                                   -------------------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

------------------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         389,614

------------------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

------------------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN

------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 76256710-5

------------------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         A.P. VENTURE I CORP. -- EIN# 25-1540691

------------------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                          (a)    [X]
                                                                                                                          (b)    [ ]

------------------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                148,289
OWNED BY EACH
REPORTING PERSON                   -------------------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-

                                   -------------------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            148,289

                                   -------------------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

------------------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,289

------------------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%

------------------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 76256710-5

------------------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         AMHERST COLLEGE -- TAX ID# 04-2103542

------------------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                          (a)    [X]
                                                                                                                          (b)    [ ]

------------------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS

------------------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                18,424
OWNED BY EACH
REPORTING PERSON                   -------------------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-

                                   -------------------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            18,424

                                   -------------------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

------------------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,424

------------------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

------------------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 76256710-5

------------------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         SOLWAY INVESTMENTS LIMITED -- TAX ID#: N/A

------------------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                          (a)    [X]
                                                                                                                          (b)    [ ]

------------------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

------------------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                16,197
OWNED BY EACH
REPORTING PERSON                   -------------------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-

                                   -------------------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            16,197

                                   -------------------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

------------------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,197

------------------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

------------------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 76256710-5

------------------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         PINE STREET PARTNERS II -- TAX ID# 22-3085234

------------------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                          (a)    [X]
                                                                                                                          (b)    [ ]

------------------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW JERSEY

------------------------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                16,197
OWNED BY EACH
REPORTING PERSON                   -------------------------------------------------------------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-

                                   -------------------------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            16,197

                                   -------------------------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

------------------------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,197

------------------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

------------------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN

------------------------------------------------------------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed on behalf of Thomas A. Mann, AP Venture I Corp., a Delaware corporation ("APVI"), the Trustees of Amherst College, a Massachusetts non-profit corporation ("Amherst College"), Solway Investments Limited, a British Virgin Islands corporation ("Solway") and Pine Street Partners II, a New Jersey general partnership (the "Partnership") (all of the foregoing persons and entities are hereinafter referred to jointly as the "Reporting Persons"). This Amendment No. 1 to Schedule 13D is filed on behalf of the Reporting Persons relative to transactions in certain common stock, $0.01 par value per share (the "Common Stock"), issued by Ribozyme Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2. is amended and supplemented by the deletion of paragraph (2) describing Robert A. Mann. Mr. Mann terminated his participation in the coordination of possible sales of all or some portion of the shares of the Common Stock held by the Reporting Persons and ceased to be a Reporting Person by delivery of a letter to Thomas A. Mann on November 4, 1996 in accordance with the terms of that certain Joint Filing Agreement dated October 16, 1996 among the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         (The number of issued and outstanding shares of Common Stock upon which the various percentages set forth in this amended statement on Schedule 13D are based does not include any outstanding securities convertible into Common Stock or any shares of Common Stock subject to any outstanding options.)

         (a) (i) Thomas A. Mann is the beneficial owner of 389,614 shares of Common Stock, which constitute 5.6% of the 6,916,004 shares of Common Stock issued and outstanding as of November 1, 1996.

                  (ii) As described in Item 2 above, Robert A. Mann ceased to be a Reporting Person on November 4, 1996.

                  (iii) APVI is the beneficial owner of 148,289 shares of Common Stock, which constitute 2.1% of the 6,916,004 shares of Common Stock issued and outstanding as of November 1, 1996.

                  (iv) Amherst College is the beneficial owner of 18,424 shares of Common Stock, which constitute 0.3% of the 6,916,004 shares of Common Stock issued and outstanding as of November 1, 1996.

                  (v) Solway is the beneficial owner of 16,197 shares of Common Stock, which constitute 0.2% of the 6,916,004 shares of Common Stock issued and outstanding as of November 1, 1996.

                  (vi) The Partnership is the beneficial owner of 16,197 shares of Common Stock, which constitute 0.2% of the 6,916,004 shares of Common Stock issued and outstanding as of November 1, 1996.

         None of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Persons, may be deemed to own beneficially (as that terms is defined in Rule 13d- 3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.




                                     * * * *

                  (c) Since the filing of the Statement on Schedule 13D on October 17, 1996, the Reporting Persons have effected the following transactions (the broker for each of these transactions was Montgomery Securities, Inc.)

=======================================================================================================================
                                                                            No. of
             Party             Transaction                Date              Shares                Price
             -----             -----------                ----              ------                -----
-----------------------------------------------------------------------------------------------------------------------
Thomas A. Mann                    Sale                   10/18/96           3,900               $10.4375
-----------------------------------------------------------------------------------------------------------------------
APVI                              Sale                   10/18/96           1,400               $10.4375
-----------------------------------------------------------------------------------------------------------------------
Solway                            Sale                   10/18/96             400               $10.4375
-----------------------------------------------------------------------------------------------------------------------
The Partnership                   Sale                   10/18/96             400               $10.4375
-----------------------------------------------------------------------------------------------------------------------
Amherst                           Sale                   10/18/96             400               $10.4375
-----------------------------------------------------------------------------------------------------------------------
Robert A. Mann(1)                 Sale                   10/18/96           1,000               $10.4375
-----------------------------------------------------------------------------------------------------------------------
Thomas A. Mann                    Sale                   10/22/96           3,900               $10.1900
-----------------------------------------------------------------------------------------------------------------------
APVI                              Sale                   10/22/96           1,400               $10.1900
-----------------------------------------------------------------------------------------------------------------------
Solway                            Sale                   10/22/96             400               $10.1900
-----------------------------------------------------------------------------------------------------------------------
The Partnership                   Sale                   10/22/96             400               $10.1900
-----------------------------------------------------------------------------------------------------------------------
Amherst                           Sale                   10/22/96             400               $10.1900
-----------------------------------------------------------------------------------------------------------------------
Robert A. Mann(1)                 Sale                   10/22/96           1,000               $10.1900
-----------------------------------------------------------------------------------------------------------------------
Thomas A. Mann                    Sale                   10/24/96           4,500               $ 9.9400
-----------------------------------------------------------------------------------------------------------------------
APVI                              Sale                   10/24/96           1,700               $ 9.9400
-----------------------------------------------------------------------------------------------------------------------
Robert A. Mann(1)                 Sale                   10/24/96           1,300               $ 9.9400
-----------------------------------------------------------------------------------------------------------------------
Thomas A. Mann                    Sale                   10/25/96           1,600               $10.0953
-----------------------------------------------------------------------------------------------------------------------
APVI                              Sale                   10/25/96           1,000               $10.0953
-----------------------------------------------------------------------------------------------------------------------
Robert A. Mann(1)                 Sale                   10/25/96             700               $10.0953
=======================================================================================================================

--------

     (1) Robert A. Mann terminated his participation in the coordination of possible sales of all or some portion of the Common Stock held by the Reporting Persons, and ceased to be a Reporting Person, by delivery of a letter to Thomas
A. Mann on November 4, 1996 in accordance with the terms of that certain Joint Filing Agreement dated October 16, 1996 among the Reporting Persons.

ITEM 7.     MATERIAL FILED AS EXHIBITS.

            Item 7. is amended and supplemented as follows:

Exhibit 5 Letter dated November 4, 1996 from Robert A. Mann to Thomas A. Mann notifying the Reporting Persons of his intention to terminate his participation in the coordination of possible sales of all or some portion of the shares of the Common Stock held by the Reporting Persons and to cease to be a Reporting Person.

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 1996                        /s/ Thomas A. Mann
                                                 ----------------------------
                                                 Thomas A. Mann, individually


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Thomas A. Mann his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.


DATED:  November 12, 1996                        /s/ Thomas A. Mann
                                                 ----------------------------
                                                 Thomas A. Mann, individually

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  November 13, 1996                    A.P. VENTURE I. CORP.

                                             By: /s/ Robert Paul
                                                 ----------------------------
                                                 Robert Paul, President

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Thomas A. Mann his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.

DATED:  November 13, 1996                    A.P. VENTURE I. CORP.

                                             By: /s/ Robert Paul
                                                 ----------------------------
                                                 Robert Paul, President

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 1996                  TRUSTEES OF AMHERST COLLEGE


                                           By:  /s/ Sharon G. Siegel
                                                ---------------------------
                                                Sharon G. Siegel, Treasurer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Thomas A. Mann his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.

DATED:  November 12, 1996                  TRUSTEES OF AMHERST COLLEGE


                                           By:  /s/ Sharon G. Siegel
                                                ---------------------------
                                                Sharon G. Siegel, Treasurer

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 1996                        SOLWAY INVESTMENTS LIMITED

                                                 By: /s/ Bob Bernard
                                                     -----------------------
                                                     Bob Bernard, Agent

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Thomas A. Mann his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.

DATED:  November 12, 1996                        SOLWAY INVESTMENTS LIMITED

                                                 By: /s/ Bob Bernard
                                                     -----------------------
                                                     Bob Bernard, Agent

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 1996              PINE STREET PARTNERS II

                                           By: /s/ Vicki S. Abrams
                                               --------------------------------
                                               Vicki S. Abrams, general partner


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Thomas A. Mann his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on
Schedule 13D, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.

DATED:  November 12, 1996              PINE STREET PARTNERS II

                                           By: /s/ Vicki S. Abrams
                                               --------------------------------
                                               Vicki S. Abrams, general partner

                                  EXHIBIT INDEX
                                  -------------

Exhibit                     Description                                   Page
-------                     -----------                                   ----
Exhibit 5    Letter dated November 4, 1996 from Robert A.                   17
             Mann to Thomas A. Mann notifying the Reporting
             Persons of his intention to terminate his participation
             in the coordination of possible sales of all or some
             portion of the shares of the Common Stock held by
             the Reporting Persons and to cease to be a
             Reporting Person.